FILE NO. 333-146312
                                                                    CIK #1391018

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 718

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                522 Fifth Avenue
                            New York, New York 10036

     D.   Name and complete address of agents for service:

              Mark J. Kneedy                       Amy R. Doberman
              Chapman and Cutler LLP               Managing Director
              111 West Monroe Street               Van Kampen Investments Inc.
              Chicago, Illinois  60603             522 Fifth Avenue
                                                   New York, New York  10036


     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on November 27 , 2007 pursuant to Rule 487.





The Dow Jones Select Microcap Enhanced Index Strategy Portfolio 2008-1

Developing Technologies Portfolio 2008-1

Mid Cap Strategy Portfolio 2008-1

Small Cap Strategy Portfolio 2008-1

"SMID" Strategy Portfolio 2008-1


(Van Kampen Unit Trusts, Series 718)

--------------------------------------------------------------------------------

   Each unit investment trust named above (the "Portfolios") invests in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                November 27, 2007


       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

   The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.


               Any contrary representation is a criminal offense.




Van Kampen
Investments



The Dow Jones Select Microcap Enhanced Index Strategy Portfolio

   Investment Objective. The Portfolio seeks above-average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 50 stocks from the Dow Jones Select MicroCap Index. Beginning with the stocks in the Dow Jones Select MicroCap Index, the strategy excludes the bottom 2% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones Select MicroCap Index from highest to lowest based on the following strategy screens:

    o   EPS Surprise Last Quarter,

    o   Operating Income Change Last Quarter,

    o   Price/Free Cash Flow Ratio,

    o   EBITDA Margin,

    o   Gross Margin and

    o   Total Return for the Past Six Months.


   The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones Select MicroCap Index. The strategy ranks the remaining stocks by total score and selects the top 50 stocks provided that the stock of any affiliate of Van Kampen Investments Inc. or any of its affiliates will be excluded. If two stocks are assigned the same total score, the stock with the higher score for Total Return for the Past Six Months is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of November 15, 2007.


   The six strategy screens used by the Portfolio strategy are defined as follows:

     o EPS Surprise Last Quarter - The difference between last quarter's actual earnings per share and the average estimate, divided by the absolute value of the actual earnings per share.

     o Operating Income Change Last Quarter - The difference between operating income in the latest quarter and the year-earlier quarter.

     o Price/Free Cash Flow Ratio - Stock price divided by pershare free cash flow over past four quarters. Free cash flow represents the net change in cash from all items classified in the operating activities section on a statement of cash flows, minus capital spending and cash dividends.

     o EBITDA Margin - Earnings before interest, taxes, depreciation and amortization (EBITDA) divided by sales.

     o Gross Margin - Net sales in most recent four quarters minus cost of goods sold in most recent four quarters, with this total then divided by net sales.

     o Total Return for the Past Six Months - The percentage return on a stock over most recent six months, reflecting dividends and change in stock price.

   The Dow Jones Select MicroCap Index measures the performance of micro-cap stocks trading on the New York Stock Exchange, American Stock Exchange and Nasdaq that are comparatively liquid and have strong fundamentals relative to the micro-cap segment as a whole. All stocks traded on the NYSE, are ranked by full market capitalization, and then are divided into deciles containing equal numbers of securities. Decile nine and ten are defined as microcaps. All stocks traded on the NYSE, the AMEX and NASDAQ whose market capitalizations are within or below the microcap range defined by the NYSE stocks are included in the selection universe.

   Currently, the Dow Jones Select MicroCap Index composition is determined by selecting stocks from the universe based on size, trading volume and financial indicators. Eliminated from the selection universe are any securities that do not meet all three of the following criteria: (1) within the top 1,000 stocks by full market capitalization; (2) within the top 1,000 stocks by three-month dollar volume; and (3) within the top 1,500 stocks by one-month dollar volume.

   Also excluded from the selection universe are stocks that rank within the bottom 20% of the filtered selection universe based on any one of the following factors: (1) trailing P/E ratio (highest are excluded); (2) trailing price/sales ratio (highest are excluded); (3) per-share profit change for the previous quarter (lowest are excluded); (4) operating profit margin (lowest are excluded); and (5) six-month total return (lowest are excluded).

   Individual securities for which financial ratios or return data are not available are not subjected to the applicable screens. Accordingly, such securities will not be excluded form the index merely because such data is not available.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio invests in stocks of micro-cap companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Micro-cap companies may have limited products or financial resources, management inexperience and less publicly available information.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------     ------
Maximum sales charge                    2.950%   $29.500
                                       ======     ======
Maximum sales charge on
   reinvested dividends                 0.000    $ 0.000
                                       ======     ======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.241%    $2.332
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    0.323%    $3.125
Supervisory, bookkeeping
  and administrative fees               0.041      0.400
                                       ------     ------
Total                                   0.364%    $3.525
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.

     1 year                             $     354
     3 years                                  874
     5 years                                1,418
     10 years                               2,894


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from March 10, 2008 through August 9, 2008. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit               November 27, 2007

  Mandatory Termination Date            February 26, 2009

  Estimated Net Annual Income*          $0.04349 per Unit

  Estimated Initial Distribution*          $0.03 per Unit

  Record Dates                 10th day of September 2008

  Distribution Dates           25th day of September 2008

  CUSIP Numbers                          Cash - 92118K184
                                     Reinvest - 92118K192
                                Wrap Fee Cash - 92118K200
                            Wrap Fee Reinvest - 92118K218
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Select MicroCap Index ("The Dow IndexSM"), the Russell 2000 Index and the Standard & Poor's 500 Index ("S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".


                            Hypothetical Total Return
------------------------------------------------------------------------------------------------------------------------
                                   Russell                                                          Russell
           Strategy    The Dow      2000       S&P 500                     Strategy     The Dow      2000      S&P 500
  Year      Stocks     IndexSM      Index       Index             Year      Stocks      IndexSM      Index      Index
----------------------------------------------------------    ----------------------------------------------------------
  1993       33.73%     25.31%      18.91%      9.92%             2000       40.22%     14.94%      (3.02)%     (9.10)%
  1994       10.65       2.28       (1.82)      1.28              2001       54.19      41.85        2.49      (11.88)
  1995       52.21      35.11       28.44      37.11              2002        7.51      (1.41)     (20.48)     (22.10)
  1996       35.32      32.28       16.49      22.68              2003       75.94      57.62       47.29       28.68
  1997       33.10      31.45       22.36      33.10              2004       17.97      18.59       18.44       10.88
  1998       30.89      (0.92)      (2.55)     28.58              2005       15.30       8.69        4.63        4.91
  1999       26.63      12.40       21.26      20.89              2006        1.11      16.52       18.44       15.79
                                                                 Through
                                                                 10/31/07     2.88       3.53        6.13       10.87

See "Notes to Hypothetical Performance Tables".


The Dow Jones Select Microcap Enhanced Index Strategy Portfolio 2008-1

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Consumer Discretionary
        276       AFC Enterprises, Inc.                    $        10.650            0.00%         $    2,939.40
        110       Aftermarket Technology Corporation                27.070            0.00               2,977.70
        117       Jos. A. Bank Clothiers, Inc.                      24.940            0.00               2,917.98
        107       Movado Group, Inc.                                26.950            1.19               2,883.65
        180       Perry Ellis International, Inc.                   16.320            0.00               2,937.60
        235       PetMed Express, Inc.                              12.530            0.00               2,944.55
        240       Stamps.com, Inc.                                  12.010            0.00               2,882.40
                Consumer Staples
        299       Darling International, Inc.                        9.800            0.00               2,930.20
         76       WD-40 Company                                     38.040            2.63               2,891.04
                Energy
        192       Bronco Drilling Company, Inc.                     15.060            0.00               2,891.52
         44       Dawson Geophysical Company                        65.740            0.00               2,892.56
        217       PetroQuest Energy, Inc.                           13.190            0.00               2,862.23
         63       T-3 Energy Services, Inc.                         45.750            0.00               2,882.25
         80       Trico Marine Services, Inc.                       36.910            0.00               2,952.80
        226       Union Drilling, Inc.                              12.760            0.00               2,883.76
                Financials
         86       ASTA Funding, Inc.                                34.290            0.47               2,948.94
        127       NBT Bancorp, Inc.                                 22.560            3.55               2,865.12
+       141       OneBeacon Insurance Group, Ltd.                   20.640            4.07               2,910.24
                Health Care
         56       Air Methods Corporation                           50.540            0.00               2,830.24
        320       Alliance Imaging, Inc.                             9.170            0.00               2,934.40
        165       IRIS International, Inc.                          18.020            0.00               2,973.30
        157       Quidel Corporation                                18.180            0.00               2,854.26
        278       Salix Pharmaceuticals, Ltd.                       10.470            0.00               2,910.66
         58       Vital Signs, Inc.                                 50.510            0.79               2,929.58
                Industrials
         79       Badger Meter, Inc.                                35.800            1.01               2,828.20
        104       Columbus McKinnon Corporation                     28.230            0.00               2,935.92
         50       Dynamic Materials Corporation                     61.050            0.25               3,052.50
         72       Hurco Companies, Inc.                             40.360            0.00               2,905.92
        122       ICF International, Inc.                           24.210            0.00               2,953.62
        180       LECG Corporation                                  16.270            0.00               2,928.60
        146       LSI Industries, Inc.                              19.990            3.00               2,918.54
         85       Michael Baker Corporation                         33.240            0.00               2,825.40
         89       Raven Industries, Inc.                            32.830            1.34               2,921.87
        108       Sun Hydraulics Corporation                        26.420            1.36               2,853.36
+        92       TBS International, Ltd.- CL A                     29.510            0.00               2,714.92
         96       Team, Inc.                                        29.450            0.00               2,827.20



The Dow Jones Select Microcap Enhanced Index Strategy Portfolio 2008-1

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Information Technology
        400       Actuate Corporation                      $         7.720            0.00%         $    3,088.00
        197       Greenfield Online, Inc.                           15.180            0.00               2,990.46
        121       Interactive Intelligence, Inc.                    24.130            0.00               2,919.73
        247       Methode Electronics, Inc.                         11.400            1.75               2,815.80
        181       Radiant Systems, Inc.                             15.970            0.00               2,890.57
        291       SonicWALL, Inc.                                    9.680            0.00               2,816.88
        192       Tyler Technologies, Inc.                          15.270            0.00               2,931.84
                Materials
        205       Buckeye Technologies, Inc.                        13.570            0.00               2,781.85
        282       ICO, Inc.                                         10.010            0.00               2,822.82
         81       Koppers Holdings, Inc.                            35.790            1.90               2,898.99
        140       LSB Industries, Inc.                              21.460            0.00               3,004.40
                Telecommunication Services
        203       Alaska Communications Systems Group, Inc.         14.540            5.91               2,951.62
         82       Atlantic Tele-Network, Inc.                       36.250            1.77               2,972.50
        176       Iowa Telecommunications Services, Inc.            16.610            9.75               2,923.36
 ----------                                                                                         -------------
      7,871                                                                                         $  145,301.25
 ==========                                                                                         =============


See "Notes to Portfolios".


Developing Technologies Portfolio

   Investment Objective. The Portfolio seeks capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing primarily in stocks of companies that are engaged in various segments of technology, including information technology and health sciences technology. In selecting securities for the Portfolio, the Sponsor sought to identify companies with the following characteristics, among others:

     o Generally offer a "breakthrough" technology-based product that offers potential for increasing market share;

     o Are a leader in their markets in terms of a significant technology-based product;

     o    Possess a leading position in terms of a "developing" technology;

     o May be positioned to capitalize from a new product or technology in the early stages of its cycle; and

     o Are able to achieve significant benefits within their markets as a result of operating leverage, resulting in expanding profit margins.

   Although certain of the companies represented in the Portfolio are well-established and may even be considered mature in terms of their development cycle, the Sponsor believes that an element of new or "developing" technology exists within the company's product mix.

   A developing technology is a science-based innovation with the potential to create a new industry or transform an existing industry. Developing technologies can be "single technologies" such as fiber optics or "streams of technology" that converge to create a technological system such as the Internet.Some areas of technological innovation such as nanotechnology or genomics have the potential to impact many industries.

   The Portfolio was selected by Scott Miller and David Walker. Mr. Miller, a member of the Sponsor's Multi-Cap Growth team, holds a masters of business administration (high honors) with concentrations in finance, econometrics & statistics and accounting from the University of Chicago Graduate School of Business. Mr. Miller has also been awarded the Chartered Financial Analyst designation. Mr. Walker, a member of the Sponsor's Sector Funds team, earned a master's of business administration from Vanderbilt University and also holds a bachelor of science degree from Duke University. Mr. Walker holds the Chartered Financial Analyst designation and is a Chartered Market Technician.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio is concentrated in securities issued by companies in the technology and healthcare sectors. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------     ------
Maximum sales charge                    2.950%   $29.500
                                       ======     ======
Maximum sales charge on
   reinvested dividends                 0.000%   $ 0.000
                                       ======     ======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.518%    $5.000
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    0.422%    $4.075
Supervisory, bookkeeping
   and administrative fees              0.041      0.400
                                       ------     ------
Total                                   0.463%    $4.475
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you roll your investment, including all distributions, into a new trust when the Portfolio terminates subject to a reduced rollover sales charge of 1.95%.

     1 year                             $     390
     3 years                                  980
     5 years                                1,594
     10 years                               3,236


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from March 10, 2008 through August 9, 2008. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit               November 27, 2007

  Mandatory Termination Date            February 26, 2009

  Estimated Net Annual Income*                        N/A

  Record Dates                 10th day of September 2008

  Distribution Dates           25th day of September 2008

  CUSIP Numbers                          Cash - 92118K143
                                     Reinvest - 92118K150
                                Wrap Fee Cash - 92118K168
                            Wrap Fee Reinvest - 92118K176
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."



Developing Technologies Portfolio 2008-1

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Health Care

         86       Acorda Therapeutics, Inc.                $       17.1900            0.00%         $    1,478.34
         42       Alexion Pharmaceuticals, Inc.                    69.6100            0.00               2,923.62
        145       Altus Pharmaceuticals, Inc.                      10.1000            0.00               1,464.50
        111       Amgen, Inc.                                      52.6800            0.00               5,847.48
        171       BioMarin Pharmaceutical, Inc.                    25.5500            0.00               4,369.05
         72       Celgene Corporation                              60.3400            0.00               4,344.48
         59       Genentech, Inc.                                  74.5500            0.00               4,398.45
        104       Genzyme Corporation                              70.7900            0.00               7,362.16
         57       Hansen Medical, Inc.                             25.2500            0.00               1,439.25
         47       Hologic, Inc.                                    62.6400            0.00               2,944.08
         94       InterMune, Inc.                                  15.7700            0.00               1,482.38
        152       Medtronic, Inc.                                  48.8700            1.02               7,428.24
         96       Myriad Genetics, Inc.                            46.2300            0.00               4,438.08
         33       ResMed, Inc.                                     44.7100            0.00               1,475.43
+       107       Roche Holding AG - ADR                           94.2500            1.25              10,084.75
         45       SonoSite, Inc.                                   32.6000            0.00               1,467.00
         44       United Therapeutics Corporation                  97.8900            0.00               4,307.16
         62       Vertex Pharmaceuticals, Inc.                     23.7600            0.00               1,473.12
        173       Wright Medical Group, Inc.                       25.5300            0.00               4,416.69
                Information Technology
         33       Apple, Inc.                                     172.5300            0.00               5,693.49
        315       Applied Materials, Inc.                          17.8200            1.35               5,613.30
        212       Broadcom Corporation - CL A                      26.3000            0.00               5,575.60
        206       Cisco Systems, Inc.                              27.4800            0.00               5,660.88
        246       Corning, Inc.                                    22.9300            0.00               5,640.78
        218       Dell, Inc.                                       25.7100            0.00               5,604.78
        104       Electronic Arts, Inc.                            53.7800            0.00               5,593.12
        323       EMC Corporation                                  17.3700            0.00               5,610.51
          8       Google, Inc. - CL A                             666.0000            0.00               5,328.00
        170       Microsoft Corporation                            32.9700            1.33               5,604.90
        143       QUALCOMM, Inc.                                   39.1800            1.43               5,602.74
         49       Research In Motion, Ltd.                        111.5400            0.00               5,465.46
        223       Yahoo!, Inc.                                     25.2200            0.00               5,624.06
 ----------                                                                                         -------------
      3,950                                                                                         $  145,761.88
 ==========                                                                                         =============


See "Notes to Portfolios".


Mid Cap Strategy Portfolio

   Investment Objective. The Portfolio seeks capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective through investment in a portfolio of 30 common stocks selected using a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Portfolio. There can be no assurance that the Portfolio will achieve its objective. The Portfolio was selected as of the close of business on November 16, 2007. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a strategy that is in part a growth strategy nor for those seeking preservation of capital or current income.


   The selection model seeks to identify 15 "growth" stocks and 15 "value" stocks. The "growth" stocks generally have exhibited such characteristics as relatively high price to earnings, price to sales or price to book value ratios, as well as modest to no dividend payments and betas that have tended to be higher than 1.00, and may be generally characterized as growth-oriented stocks. A stock's "beta" is a measure of its price volatility relative to the volatility of the S&P 500 Index. Due to the characteristics mentioned above, they have exhibited and may be expected to exhibit relatively higher price volatility and may be riskier to own than stocks that have lower price to earnings, price to sales or price to book value ratios, higher dividend payouts and lower betas some of which may be generally characterized as value-oriented stocks.

   In an attempt to reduce potential Portfolio volatility, half of the Portfolio is selected by first applying selection criteria that can help identify relative "value" attributes in a particular stock. In a relative comparison to the "growth" stock half of the Portfolio, which has no value-oriented screen, these stocks are chosen based on the fact that they have lower price to book ratios.

   The selection model applies certain criteria to choose the Portfolio from the companies comprising the Standard & Poor's MidCap 400 Index. The S&P MidCap 400 Index is a widely used index for mid-sized companies. The index seeks to provide a measure of the risk and return characteristics of mid-sized companies in the United States. It covers approximately 7% of the U.S. equities market. A company's stock will generally be considered mid-cap for the purpose of selecting stocks for the Portfolio if the company is included in the S&P MidCap 400 Index as of the portfolio selection date even if it is no longer included in such index during the life of the Portfolio.

   The selection model is comprised of two processes which are applied to the stocks in the S&P MidCap 400 Index. Each process identifies 15 stocks for the portfolio.

   Growth Component. Beginning with the S&P MidCap 400 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price momentum. The price momentum of a stock is calculated by comparing its current price with the price of the stock 6 months and 12 months before the stock selection date. The 100 companies with the highest price momentum are selected. The model next ranks the remaining stocks by Earnings Pressure (described below). The strategy selects the 15 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   Value Component. Beginning with the S&P MidCap 400 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price to book value (current stock price divided by the book value per share). A low price to book ratio can be considered one of the ratios used to identify a value stock. The 100 companies with the lowest price to book ratio are selected. The model next ranks these 100 stocks by Earnings Pressure. The strategy selects the 15 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   If one or more stocks are selected by both the growth and value components, it will be counted as one selection only. As a result, to get to a total of 30 stocks, additional stocks will be identified by alternately selecting from the growth component to arrive at another stock and then selecting from the value component to arrive at another stock, continuing as necessary to get to 30 stocks. The 30 stocks are generally equally-weighted, although there are certain variations based on market factors, including average daily trading volume.

   Earnings Pressure is a proprietary formula which uses the increase in estimates of future earnings by analysts that follow each stock. The Portfolio Consultant calculates Earnings Pressure as follows:

    (a) The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts' consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

    (b) The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

    (c) The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

    (d) The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

    (e) The stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.


     o The Portfolio is concentrated in securities issued by companies in the technology sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o The Portfolio Consultant's stock selection strategy may not be successful in identifying stocks that appreciate in value. The Portfolio may not achieve its objective of this happens.

     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------     ------
Maximum sales charge                    2.950%   $29.500
                                       ======     ======
Maximum sales charge on
   reinvested dividends                 0.000%   $ 0.000
                                       ======     ======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.382%    $3.697
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    0.173%    $1.668
Supervisory, bookkeeping
   and administrative fees              0.041      0.400
                                       ------     ------
Total                                   0.214%    $2.068
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.

     1 year                             $     353
     3 years                                  871
     5 years                                1,413
     10 years                               2,884


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from March 10, 2008 through August 9, 2008. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit               November 27, 2007

  Mandatory Termination Date            February 26, 2009

  Estimated Net Annual Income*          $0.03746 per Unit

  Estimated Initial Distribution*          $0.03 per Unit

  Record Dates                 10th day of September 2008

  Distribution Dates           25th day of September 2008

  CUSIP Numbers                          Cash - 92118J781
                                     Reinvest - 92118J799
                                Wrap Fee Cash - 92118J807
                            Wrap Fee Reinvest - 92118J815
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's MidCap 400 Index ("S&P MidCap 400 Index") and the Standard & Poor's 500 Index ("S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                            Hypothetical Total Return
        ---------------------------------------------------------------
                        Strategy              S&P MidCap        S&P 500
          Year           Stocks               400 Index          Index
        ---------------------------------------------------------------
         1992                 4.07%              11.91%           7.43%
         1993                12.56               13.96            9.92
         1994                (1.90)              (3.57)           1.28
         1995                26.86               30.94           37.11
         1996                28.14               19.20           22.68
         1997                34.44               32.26           33.10
         1998                28.60               19.12           28.58
         1999                24.30               14.72           20.89
         2000                 8.66               17.51           (9.10)
         2001                 6.85               (0.61)         (11.88)
         2002                 2.89              (14.51)         (22.10)
         2003                50.85               35.62           28.68
         2004                 5.46               16.49           10.88
         2005                15.00               12.56            4.91
         2006                 2.13               10.32           15.79
         Through
           10/31/07          10.58               13.92           10.87

See "Notes to Hypothetical Performance Tables".


Mid Cap Strategy Portfolio 2008-1

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Consumer Discretionary
        162       Bob Evans Farms, Inc.                    $        30.290            1.85%         $    4,906.98
         39       Chipotle Mexican Grill, Inc. - CL A              125.990            0.00               4,913.61
         95       DeVry, Inc.                                       50.770            0.24               4,823.15
         45       ITT Educational Services, Inc.                   109.560            0.00               4,930.20
        136       Scholastic Corporation                            35.480            0.00               4,825.28
         28       Strayer Education, Inc.                          172.330            0.87               4,825.24
                Energy
         52       Cameron International Corporation                 94.810            0.00               4,930.12
         88       FMC Technologies, Inc.                            56.010            0.00               4,928.88
                Financials
        177       American Financial Group, Inc.                    27.740            1.80               4,909.98
        257       Horace Mann Educators Corporation                 18.910            2.22               4,859.87
        122       Protective Life Corporation                       40.050            2.25               4,886.10
        171       W. R. Berkley Corporation                         28.470            0.70               4,868.37
                Health Care
         59       Covance, Inc.                                     83.400            0.00               4,920.60
         17       Intuitive Surgical, Inc.                         283.410            0.00               4,817.97
                Industrials
         81       AGCO Corporation                                  60.300            0.00               4,884.30
         86       DRS Technologies, Inc.                            57.890            0.21               4,978.54
        152       Republic Services, Inc.                           31.920            2.13               4,851.84
         80       Roper Industries, Inc.                            60.850            0.48               4,868.00
         51       SPX Corporation                                   97.030            1.03               4,948.53
         89       Stericycle, Inc.                                  55.290            0.00               4,920.81
                Information Technology
        120       Amphenol Corporation - CL A                       40.700            0.15               4,884.00
        144       Avnet, Inc.                                       33.340            0.00               4,800.96
        200       Avocent Corporation                               23.910            0.00               4,782.00
        161       Cypress Semiconductor Corporation                 29.940            0.00               4,820.34
        251       Ingram Micro, Inc. - CL A                         19.420            0.00               4,874.42
        796       KEMET Corporation                                  6.110            0.00               4,863.56
        438       MPS Group, Inc.                                   11.030            0.00               4,831.14
        897       RF Micro Devices, Inc.                             5.450            0.00               4,888.65
        141       Tech Data Corporation                             34.990            0.00               4,933.59
                Utilities
        116       SCANA Corporation                                 42.060            4.18               4,878.96
 ----------                                                                                         -------------
      5,251                                                                                         $  146,355.99
 ==========                                                                                         =============


See "Notes to Portfolios".


Small Cap Strategy Portfolio

   Investment Objective. The Portfolio seeks capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective through investment in a portfolio of 50 common stocks selected using a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Portfolio. There can be no assurance that the Portfolio will achieve its objective. The Portfolio was selected as of the close of business on November 9, 2007. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a strategy that is in part a growth strategy nor for those seeking preservation of capital or current income.


   The selection model seeks to identify 25 "growth" stocks and 25 "value" stocks. The "growth" stocks generally have exhibited such characteristics as relatively high price to earnings, price to sales or price to book value ratios, as well as modest to no dividend payments and betas that have tended to be higher than 1.00, and may be generally characterized as growth-oriented stocks. A stock's "beta" is a measure of its price volatility relative to the volatility of the S&P 500 Index. Due to the characteristics mentioned above, they have exhibited and may be expected to exhibit relatively higher price volatility and may be riskier to own than stocks that have lower price to earnings, price to sales or price to book value ratios, higher dividend payouts and lower betas some of which may be generally characterized as value-oriented stocks.

   In an attempt to reduce potential Portfolio volatility, half of the Portfolio is selected by first applying selection criteria that can help identify relative "value" attributes in a particular stock. In a relative comparison to the "growth" stock half of the Portfolio, which has no value-oriented screen, these stocks are chosen based on their low price to sales ratios, which is one of the measures used to identify value stocks.

   The selection model applies certain criteria to choose the Portfolio from the companies comprising the Russell 2000 Index. The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, and currently represents approximately 8% of the total market capitalization of the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization, and currently represents approximately 98% of the publicly investable U.S. equity market. A company's stock will be considered small-cap for the purpose of selecting stocks for the Portfolio if the company is included in the Russell 2000 Index as of the portfolio selection date even if it is no longer included in such index during the life of the Portfolio.

   The selection model is comprised of two processes which are applied to the stocks in the Russell 2000 Index. Each process identifies 25 stocks for the portfolio.

   Growth Component. Beginning with the Russell 2000 Index, eliminate all stocks with a share price less than $5. The model next ranks the remaining stocks by Earnings Pressure (described below). The strategy selects the 25 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   Value Component. Beginning with the Russell 2000 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price to sales ratio (current stock price divided by the sales per share). A low price to sales ratio is one of the ratios considered to identify value stocks. The 200 companies with the lowest price to sales ratio are selected. The model next ranks these 200 stocks by Earnings Pressure. The strategy selects the 25 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   If one or more stocks are selected by both the growth and value components, it will be counted as one selection only. As a result, to get to a total of 50 stocks, additional stocks will be identified by alternately selecting from the growth component to arrive at another stock and then selecting from the value component to arrive at another stock, continuing as necessary to get to 50 stocks. The 50 stocks are generally equally-weighted, although there are certain variations based on market factors, including average daily trading volume.

   Earnings Pressure is a proprietary formula which uses the increase in estimates of future earnings by analysts that follow each stock. The Portfolio Consultant calculates Earnings Pressure as follows:

    (a) The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts' consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

    (b) The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

    (c) The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

    (d) The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

    (e) The stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio invests in stocks of small companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.


     o The Portfolio is concentrated in securities issued by companies in the consumer product and retail sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o The Portfolio Consultant's stock selection strategy may not be successful in identifying stocks that appreciate in value. The Portfolio may not achieve its objective of this happens.

     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------     ------
Maximum sales charge                    2.950%   $29.500
                                       ======     ======
Maximum sales charge on
   reinvested dividends                 0.000%   $ 0.000
                                       ======     ======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.454%    $4.383
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    0.200%    $1.931
Supervisory, bookkeeping
   and administrative fees              0.041      0.400
                                       ------     ------
Total                                   0.241%    $2.331
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.

     1 year                             $     362
     3 years                                  898
     5 years                                1,459
     10 years                               2,975


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from March 10, 2008 through August 9, 2008. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit               November 27, 2007

  Mandatory Termination Date            February 26, 2009

  Estimated Net Annual Income*          $0.02510 per Unit

  Estimated Initial Distribution*          $0.02 per Unit

  Record Dates                 10th day of September 2008

  Distribution Dates           25th day of September 2008

  CUSIP Numbers                          Cash - 92118K101
                                     Reinvest - 92118K119
                                Wrap Fee Cash - 92118K127
                            Wrap Fee Reinvest - 92118K135
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Russell 2000 Index and the Standard & Poor's 500 Index ("S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                            Hypothetical Total Return
        ---------------------------------------------------------------
                                              Russell
                        Strategy                2000           S&P 500
          Year           Stocks                Index            Index
        -------------------------------   -----------------------------
         1991                44.34%              46.05%          30.00%
         1992                38.85               18.41            7.43
         1993                28.84               18.91            9.92
         1994                 5.34               (1.82)           1.28
         1995                30.31               28.44           37.11
         1996                24.20               16.49           22.68
         1997                23.79               22.36           33.10
         1998                 4.68               (2.55)          28.58
         1999                12.37               21.26           20.89
         2000                 0.11               (3.02)          (9.10)
         2001                 5.50                2.49          (11.88)
         2002               (16.77)             (20.48)         (22.10)
         2003                70.10               47.29           28.68
         2004                13.57               18.44           10.88
         2005                 8.27                4.63            4.91
         2006                10.84               18.44           15.79
         Through
           10/31/07           9.50                6.13           10.87

See "Notes to Hypothetical Performance Tables".


Small Cap Strategy Portfolio 2008-1

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Consumer Discretionary
        128       American Axle & Manufacturing
                   Holdings, Inc.                          $        22.970            2.61%         $    2,940.16
         45       Capella Education Company                         66.760            0.00               3,004.20
        154       Jo-Ann Stores, Inc.                               19.290            0.00               2,970.66
        102       Lear Corporation                                  27.720            0.00               2,827.44
         60       LIFE TIME FITNESS, Inc.                           49.230            0.00               2,953.80
         65       Polaris Industries, Inc.                          44.470            3.06               2,890.55
        350       Stoneridge, Inc.                                   8.300            0.00               2,905.00
         17       Strayer Education, Inc.                          172.330            0.87               2,929.61
        103       Tempur-Pedic International, Inc.                  27.660            1.16               2,848.98
        100       Tenneco, Inc.                                     30.020            0.00               3,002.00
         62       Under Armour, Inc. - CL A                         46.550            0.00               2,886.10
        726       Visteon Corporation                                4.030            0.00               2,925.78
                Consumer Staples
         71       Andersons, Inc.                                   40.570            0.76               2,880.47
        107       Casey's General Stores, Inc.                      27.160            0.96               2,906.12
         55       Longs Drug Stores Corporation                     53.260            1.05               2,929.30
         88       Nash Finch Company                                33.160            2.17               2,918.08
        112       Performance Food Group Company                    26.260            0.00               2,941.12
        136       Spartan Stores, Inc.                              21.100            0.95               2,869.60
                Energy
         70       Hornbeck Offshore Services, Inc.                  41.500            0.00               2,905.00
                Financials
         90       National Interstate Corporation                   32.420            0.62               2,917.80
         69       Potlatch Corporation                              41.650            4.71               2,873.85
                Health Care
         86       AMERIGROUP Corporation                            34.640            0.00               2,979.04
         55       ArthroCare Corporation                            53.150            0.00               2,923.25
        123       Centene Corporation                               23.400            0.00               2,878.20
        207       GTx, Inc.                                         13.670            0.00               2,829.69
         57       Illumina, Inc.                                    51.230            0.00               2,920.11
        115       Medicis Pharmaceutical Corporation - CL A         25.560            0.47               2,939.40
         75       Molina Healthcare, Inc.                           39.320            0.00               2,949.00
         55       Onyx Pharnaceuticals, Inc.                        52.990            0.00               2,914.45
        144       RehabCare Group, Inc.                             20.120            0.00               2,897.28



Small Cap Strategy Portfolio 2008-1

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Industrials
        118       CDI Corporation                          $        24.690            2.11%         $    2,913.42
         55       Curtiss-Wright Corporation                        52.790            0.61               2,903.45
        122       EMCOR Group, Inc.                                 23.520            0.00               2,869.44
        198       Rush Enterprises, Inc. - CL A                     14.810            0.00               2,932.38
        411       Spherion Corporation                               7.160            0.00               2,942.76
         92       Stanley, Inc.                                     34.110            0.00               3,138.12
        262       TriMas Corporation                                11.310            0.00               2,963.22
         60       United Stationers, Inc.                           49.180            0.00               2,950.80
                Information Technology
         48       Anixter International, Inc.                       60.460            0.00               2,902.08
        182       Brightpoint, Inc.                                 15.500            0.00               2,821.00
        445       CIBER, Inc.                                        6.540            0.00               2,910.30
         45       FLIR Systems, Inc.                                64.720            0.00               2,912.40
         70       Hittite Microwave Corporation                     41.440            0.00               2,900.80
        149       IPG Photonics Corporation                         20.000            0.00               2,980.00
        152       SAIC, Inc,                                        19.400            0.00               2,948.80
         97       Synchronoss Technologies, Inc.                    29.630            0.00               2,874.11
        139       SYNNEX Corporation                                20.820            0.00               2,893.98
        119       Taleo Corporation                                 24.070            0.00               2,864.33
                Materials
        399       Mercer International, Inc.                         7.250            0.00               2,892.75
                Utilities
         60       New Jersey Resources Corporation                  49.040            3.26               2,942.40
 ----------                                                                                         -------------
      6,850                                                                                         $  145,912.58
 ==========                                                                                         =============


See "Notes to Portfolios".


"SMID" Strategy Portfolio

   Investment Objective. The Portfolio seeks above-average capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio uses a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM) (Portfolio Consultant to the Portfolio). LCM is in the business of developing investment strategies for various investment products. There can be no assurance that the Portfolio will achieve its objective. The Portfolio was selected as of the close of business on November 9, 2007.


   The selection model seeks to identify 15 "Mid Cap Value" stocks and 25 "Small Cap Growth" stocks from the Standard & Poor's MidCap 400 Index and the Russell 2000 Index, respectively, by alternately applying the "Mid Cap Value Component" and then the "Small Cap Growth Component" described below. The strategy selects one stock from the Mid Cap Value Component and then one stock from the Small Cap Growth Component until 15 stocks are selected for the Mid Cap Value Component and 25 stocks are selected for the Small Cap Growth Component. The 15 Mid Cap Value Component stocks constitute approximately two-thirds of the initial portfolio and the 25 Small Cap Growth Component stocks constitute approximately one-third of the initial portfolio.

     o Mid Cap Value Component. Beginning with the S&P MidCap 400 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price to book value (current stock price divided by the book value per share). A low price to book ratio can be considered one of the ratios used to identify a value stock. The 100 companies with the lowest price to book ratio are selected. The model next ranks these 100 stocks by Earnings Pressure. The strategy selects the 15 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. The stocks are weighted approximately equally within this component.

     o Small Cap Growth Component. Beginning with the Russell 2000 Index, eliminate all stocks with a share price less than $5. The model next ranks the remaining stocks by Earnings Pressure. The strategy selects the 25 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. The stocks are weighted approximately equally within this component.

   If a stock is selected in the Small Cap Growth Component and that stock has previously been selected in the Mid Cap Value Component, the Small Cap Growth stock is not selected again. Instead the stock in the Small Cap Growth Component with the next highest Earnings Pressure is selected. Similarly, if a stock is selected in the Mid Cap Value Component and that stock has previously been selected in the Small Cap Growth Component, the Mid Cap Value stock is not selected again. Instead the stock in the Mid Cap Value Component with the next highest Earnings Pressure is selected.

   The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. A company's stock will be considered small-cap if the company is included in the Russell 2000 Index as of the portfolio selection date.

   The S&P MidCap 400 Index is a widely used index for mid-sized companies. The index seeks to provide a measure of the risk and return characteristics of mid-sized companies in the United States. It covers approximately 7% of the U.S. equities market. A company's stock will generally be considered mid-cap for the purpose of selecting stocks for the Portfolio if the company is included in the S&P MidCap 400 Index as of the portfolio selection date even if it is no longer included in such index during the life of the Portfolio).

   Earnings Pressure is a proprietary formula which uses the increase in estimates of future earnings by analysts that follow each stock. The Portfolio Consultant calculates Earnings Pressure as follows:

     (a) The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts' consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

     (b) The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

     (c) The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

     (d) The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

     (e) The stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio invests in stocks of small companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

     o The Portfolio Consultant's stock selection strategy may not be successful in identifying stocks that appreciate in value. The Portfolio may not achieve its objective of this happens.


     o The Portfolio is concentrated in securities issued by companies in the financial and technology sectors. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------     ------
Maximum sales charge                    2.950%   $29.500
                                       ======     ======
Maximum sales charge on
   reinvested dividends                 0.000    $ 0.000
                                       ======     ======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.518%    $5.000
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    0.377%    $3.638
Supervisory, bookkeeping
  and administrative fees               0.041      0.400
                                       ------     ------
Total                                   0.418%    $4.038
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.

     1 year                             $     385
     3 years                                  967
     5 years                                1,573
     10 years                               3,197


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from March 10, 2008 through August 9, 2008. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit               November 27, 2007

  Mandatory Termination Date            February 26, 2009

  Estimated Net Annual Income*          $0.04116 per Unit

  Estimated Initial Distribution*          $0.03 per Unit

  Record Dates                 10th day of September 2008

  Distribution Dates           25th day of September 2008

  CUSIP Numbers                          Cash - 92118K226
                                     Reinvest - 92118K234
                                Wrap Fee Cash - 92118K242
                            Wrap Fee Reinvest - 92118K259
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the S&P MidCap 400 Index, the Russell 2000 Index and a combination of the S&P MidCap 400 Index and the Russell 2000 Index, weighted in the same proportions as the index components are weighted in the Portfolio's investment strategy (2/3 for the S&P MidCap 400 Index and 1/3 for the Russell 2000 Index) (the "Combined Indexes"). Combined Indexes is not an actual index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
------------------------------------------------------------------------------------------------------------------------
                            S&P         Russell                                          S&P        Russell
          Strategy         MidCap        2000      Combined                Strategy     MidCap       2000      Combined
 Year      Stocks         400 Index      Index      Indexes      Year       Stocks     400 Index     Index      Indexes
 -----------------------------------------------------------     -------------------------------------------------------
 1992      28.49%          11.91%        18.41%      14.06%      2000        16.62%     17.51%       (3.02)%    10.65%
 1993      20.49           13.96         18.91       15.60       2001        13.79      (0.61)        2.49       0.42
 1994       4.38           (3.57)        (1.82)      (2.99)      2002        (0.72)    (14.51)      (20.48)    (16.49)
 1995      40.08           30.94         28.44       30.08       2003        62.67      35.62        47.29      39.47
 1996      19.86           19.20         16.49       18.28       2004        13.38      16.49        18.44      17.12
 1997      25.12           32.26         22.36       28.93       2005         6.53      12.56         4.63       9.91
 1998      17.12           19.12         (2.55)      11.88       2006         9.22      10.32        18.44      13.01
 1999      25.47           14.72         21.26       16.88       Through
                                                                  10/31/07   13.04      13.92         6.13      11.32

See "Notes to Hypothetical Performance Tables".

"SMID" Strategy Portfolio 2008-1
Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Small Cap Growth Strategy
         57       AMERIGROUP Corporation                    $      34.640              0.00%        $    1,974.48
         37       ArthroCare Corporation                           53.150              0.00              1,966.55
         30       Capella Education Company                        66.760              0.00              2,002.80
         37       Curtiss-Wright Corporation                       52.790              0.61              1,953.23
         82       EMCOR Group, Inc.                                23.520              0.00              1,928.64
         30       FLIR Systems, Inc.                               64.720              0.00              1,941.60
        138       GTx, Inc.                                        13.670              0.00              1,886.46
         47       Hornbeck Offshore Services, Inc.                 41.500              0.00              1,950.50
         38       Illumina, Inc.                                   51.230              0.00              1,946.74
         99       IPG Photonics Corporation                        20.000              0.00              1,980.00
         69       Lear Corporation                                 27.720              0.00              1,912.68
         40       LIFE TIME FITNESS, Inc.                          49.230              0.00              1,969.20
         77       Medicis Pharmaceutical Corporation - CL A        25.560              0.47              1,968.12
         50       Molina Healthcare, Inc.                          39.320              0.00              1,966.00
         60       National Interstate Corporation                  32.420              0.62              1,945.20
         36       Onyx Pharnaceuticals, Inc.                       52.990              0.00              1,907.64
         44       Polaris Industries, Inc.                         44.470              3.06              1,956.68
         46       Potlatch Corporation                             41.650              4.71              1,915.90
         95       RehabCare Group, Inc.                            20.120              0.00              1,911.40
         63       Stanley, Inc.                                    34.110              0.00              2,148.93
         11       Strayer Education, Inc.                         172.330              0.87              1,895.63
         65       Synchronoss Technologies, Inc.                   29.630              0.00              1,925.95
         79       Taleo Corporation                                24.070              0.00              1,901.53
         70       Tempur-Pedic International, Inc.                 27.660              1.16              1,936.20
         41       Under Armour, Inc. - CL A                        46.550              0.00              1,908.55
                Mid Cap Value Strategy
        236       American Financial Group, Inc.                   27.740              1.80              6,546.64
        193       Avnet, Inc.                                      33.340              0.00              6,434.62
        266       Avocent Corporation                              23.910              0.00              6,360.06
+        68       Everest Re Group, Ltd.                           96.260              1.99              6,545.68
        343       Horace Mann Educators Corporation                18.910              2.22              6,486.13
        335       Ingram Micro, Inc. - CL A                        19.420              0.00              6,505.70
        130       J.M. Smucker Company                             50.070              2.40              6,509.10
      1,061       KEMET Corporation                                 6.110              0.00              6,482.71
        581       MPS Group, Inc.                                  11.030              0.00              6,408.43
        162       Protective Life Corporation                      40.050              2.25              6,488.10
      1,191       RF Micro Devices, Inc.                            5.450              0.00              6,490.95
        154       SCANA Corporation                                42.060              4.18              6,477.24
        187       Tech Data Corporation                            34.990              0.00              6,543.13
      1,117       TriQuint Semiconductor, Inc.                      5.720              0.00              6,389.24
        228       W. R. Berkley Corporation                        28.470              0.70              6,491.16
 ----------                                                                                         -------------
      7,693                                                                                         $  145,859.50
 ==========                                                                                         =============


See "Notes to Portfolios".



Notes to Hypothetical Performance Tables

   The stocks for the strategy for each period were identified by applying the Portfolio strategy on the last trading day of the prior period on the principal trading exchange. It should be noted that the stocks in the table are not the same stocks from year to year and may not be the same stocks as those included in a Portfolio. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period,
(2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical Portfolio expenses and sales charges. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   The tables represent hypothetical past performance of the related Portfolio strategy (not any Portfolio) and is not a guarantee or indication of future performance of any Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the portfolios are established at different times of the year; the Portfolio may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that a Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg, L.P., Dow Jones Corporation, Horizon Investment Services, Lightstone Capital Management LLC, and Factset. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

Notes to Portfolios


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on November 26, 2007 and have a settlement date of November 29, 2007 (see "The Portfolios").

   (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                      Profit
                                                      Cost to        (Loss) To
                                                      Sponsor         Sponsor
                                                  --------------   -------------
  The Dow Jones Select Microcap Enhanced Index
    Strategy Portfolio                            $   145,537      $       (236)
  Developing Technologies Portfolio               $   145,929      $       (167)
  Mid Cap Strategy Portfolio                      $   146,514      $       (158)
  Small Cap Strategy Portfolio                    $   146,118      $       (205)
  "SMID" Strategy Portfolio                       $   146,090      $       (230)


  "+" indicates that the security was issued by a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.





             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   To the Unitholders of Van Kampen Unit Trusts, Series 718:

   We have audited the accompanying statements of condition including the related portfolios of The Dow Jones Select Microcap Enhanced Index Strategy Portfolio 2008-1, Developing Technologies Portfolio 2008-1, Mid Cap Strategy Portfolio 2008-1, Small Cap Strategy Portfolio 2008-1 and "SMID" Strategy Portfolio 2008-1 (included in Van Kampen Unit Trusts, Series 718) as of November 27, 2007. The statements of condition are the responsibility of the Sponsor. Our responsibility is to express an opinion on such statements of condition based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of Securities as shown in the statements of condition as of November 27, 2007. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

   In our opinion, the statements of condition referred to above present fairly, in all material respects, the financial position of The Dow Jones Select Microcap Enhanced Index Strategy Portfolio 2008-1, Developing Technologies Portfolio 2008-1, Mid Cap Strategy Portfolio 2008-1, Small Cap Strategy Portfolio 2008-1 and "SMID" Strategy Portfolio 2008-1 (included in Van Kampen Unit Trusts, Series 718) as of November 27, 2007, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   New York, New York
   November 27, 2007



                             STATEMENTS OF CONDITION

                             As of November 27, 2007

                                                           The Dow Jones
                                                          Select Microcap
                                                             Enhanced        Developing
                                                          Index Strategy    Technologies

INVESTMENT IN SECURITIES                                     Portfolio        Portfolio
                                                           -------------    -------------
Contracts to purchase Securities (1)                       $     145,301    $     145,762
                                                           -------------    -------------
     Total                                                 $     145,301    $     145,762
                                                           =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                $         342    $         736
     Deferred sales charge liability (3)                           2,128            2,135
     Creation and development fee liability (4)                      734              736
Interest of Unitholders--
     Cost to investors (5)                                       146,770          147,240
     Less: initial sales charge (5)(6)                             1,469            1,478
Less: deferred sales charge, creation and development
         fee and organization costs (2)(4)(5)(6)                   3,204            3,607
                                                           -------------    -------------
         Net interest to Unitholders (5)                         142,097          142,155
                                                           -------------    -------------
     Total                                                 $     145,301    $     145,762
                                                           =============    =============
Units outstanding                                                 14,677           14,724
                                                           =============    =============
Net asset value per Unit                                   $       9.682    $       9.655
                                                           =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)Assumes the maximum sales charge.




                             STATEMENTS OF CONDITION

                             As of November 27, 2007

                                                                 Mid Cap         Small Cap         "SMID"
                                                                Strategy         Strategy         Strategy
INVESTMENT IN SECURITIES                                        Portfolio        Portfolio        Portfolio
                                                              -------------    -------------    -------------
Contracts to purchase Securities (1)                          $     146,356    $     145,913    $     145,860
                                                              -------------    -------------    -------------
     Total                                                    $     146,356    $     145,913    $     145,860
                                                              =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                   $         547    $         646    $         737
     Deferred sales charge liability (3)                              2,144            2,137            2,136
     Creation and development fee liability (4)                         739              737              737
Interest of Unitholders--
     Cost to investors (5)                                          147,840          147,390          147,340
     Less: initial sales charge (5)(6)                                1,484            1,477            1,480
     Less: deferred sales charge, creation and development
         fee and organization costs (2)(4)(5)(6)                      3,430            3,520            3,610
                                                              -------------    -------------    -------------
         Net interest to Unitholders (5)                            142,926          142,393          142,250
                                                              -------------    -------------    -------------
         Total                                                $     146,356    $     145,913    $     145,860
                                                              =============    =============    =============
Units outstanding                                                    14,784           14,739           14,734
                                                              =============    =============    =============
Net asset value per Unit                                      $       9.668    $       9.661    $       9.655
                                                              =============    =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)Assumes the maximum sales charge.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.

   The Dow Jones Select Microcap Enhanced Index Strategy Portfolio, the Mid Cap Strategy Portfolio, the Small Cap Strategy Portfolio and the "SMID" Strategy Portfolio seek to achieve better performance than the related indexes. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   Except as described herein, publishers of the indexes have not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and have not approved any information herein relating thereto. The publishers of these indexes are not affiliated with the Sponsor.

   The Dow Jones Select Microcap Enhanced Index Strategy Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly. Dow Jones' only relationship to the Portfolio is the licensing of certain trademarks, trade names and service marks of Dow Jones and the Dow Jones Select MicroCap Index, which is determined, composed and calculated by Dow Jones without regard to the Portfolio. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolio into consideration in determining, composing or calculating the Dow Jones Select MicroCap Index. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be issued or in the determination or calculation of the equation by which the Portfolio are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolio.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES SELECT MICROCAP INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES SELECT MICROCAP INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES SELECT MICROCAP INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIO.

   The Portfolio Consultant of the Mid Cap Strategy Portfolio, the Small Cap Strategy Portfolio and the "SMID" Strategy Portfolio is not an affiliate of the Sponsor. The Sponsor did not select the Securities for these Portfolios. The Portfolio Consultant may use the lists of Securities in its business and distribute this information to various individuals and entities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant also may issue reports and make recommendations on the Securities.

   Neither the Portfolio Consultant nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant or the Sponsor, as applicable, applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   Strategy Risk. The Portfolio Consultant's stock selection strategy for the Mid Cap Strategy Portfolio, the Small Cap Strategy Portfolio and the "SMID" Strategy Portfolio may not be successful in identifying stocks that appreciate in value. These Portfolios may not achieve their objectives if this happens. In particular, you should understand that the Portfolio Consultant's stock selection strategies use proprietary quantitative models that focus on factors such as historical price movements, consensus analyst earnings estimates and changes in these estimates, price to book ratio and price to sales ratios. These selection strategies differ from a strategy that focuses on a fundamental analysis of a company's current financial condition although earnings estimates by analysts and the associated earnings revisions are the result of fundamental analysis.

   Strategy Correlation. The Dow Jones Select Microcap Enhanced Index Strategy Portfolio, the Mid Cap Strategy Portfolio and the Small Cap Strategy Portfolio and the "SMID" Strategy Portfolio involve the risk that their performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the portfolios are created at various times during the year and have 15 month terms,

     o    the Portfolio may not be fully invested at all times, and

     o    fees and expenses of the Portfolio.

   Small-cap and Micro-cap Companies. The Dow Jones Select Microcap Enhanced Index Strategy Portfolio, the Small Cap Strategy Portfolio and the "SMID" Strategy Portfolio invest in stocks issued by small companies. The share prices of these small-cap and micro-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

   Industry Concentrations. The Portfolios invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.


   Consumer Product and Retail Issuers. The Small Cap Strategy Portfolio invests significantly in companies that manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.


   Financial Services Issuers. The "SMID" Strategy Portfolio invests significantly in financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Health Care Issuers. The Developing Technologies Portfolio invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).


   Technology Issuers. The Developing Technologies Portfolio and "SMID" Strategy Portfolio invest significantly in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.


   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

    Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which includes the net assets value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit at the time of purchase.

   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   If you purchase Units in the amounts shown in the table below during the initial offering period, the sales charge will be as follows:

       Transaction
         Amount                             Sales Charge
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 2,500 and 4,999 Units of a Portfolio, your sales charge will be 2.75% of your Public Offering Price per Unit.

   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of a Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Lightstone Capital Management LLC and its affiliates may purchase Units of the Mid Cap Strategy Portfolio, Small Cap Strategy Portfolio and "SMID" Strategy Portfolio at the Public Offering Price less the applicable dealer concession.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                                            Concession
       Transaction                           or Agency
         Amount*                            Commission
     --------------                        ------------
Less than $25,000                              2.25%
$25,000 - $49,999                              2.10
$50,000 - $99,999                              1.85
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65

---------------
 * The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units, this regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 Initial Offering Period                       Volume
Sales During Quarterly Period                Concession
------------------------------              ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wachovia Securities, LLC will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of a Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Financial Services Inc. and Wachovia Securities, LLC and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of these Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.50%
                                            ------
         Total sales charge                   0.50%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." The estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). The actual net annual distributions are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. The CUSIP numbers are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase a Reinvest CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.


   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value. Effective December 3, 2007, the PRO program will no longer be available. Notwithstanding the foregoing, Unitholders may enroll in a PRO account and elect to reinvest their distributions from the Portfolios into the Reinvestment Funds, provided that such enrollment and election are completed on or before November 30, 2007.


   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time. Each reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No later than the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities within thirty days of a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in-kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by estimated organization costs or creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. You should also contact your financial professional to determine if you may benefit from a tax-advantaged exchange discussed in the next section. We may discontinue this option at any time.

   Special Redemption and Rollover. We currently intend to offer a subsequent series of the Dow Jones Select Microcap Enhanced Index Strategy Portfolio, the Small Cap Strategy Portfolio, the Mid Cap Strategy Portfolio and the "SMID" Strategy Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series either through a cash rollover as described in this section or through an in-kind exchange described in the preceding section or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   Reports Provided. Unitholders will receive a statement of income and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing income and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, each terminating Portfolio may be permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption may enable each Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately forty-five days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities, provided that Unitholders may not request an in-kind distribution of Securities within thirty days of the Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units". All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Van Kampen Funds Inc. is the Sponsor of the Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that services more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $120 billion under management or supervision as of July 31, 2007. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking securities, investment management and wealth management services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of July 31, 2007, the total stockholders' equity of Van Kampen Funds Inc. was $318,237,422 (unaudited).


   Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217,
(800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Portfolios. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to qualify as a "regulated investment company" under the federal tax laws. If your Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay federal income taxes.

   Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Portfolio's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from your Portfolio because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be designated by the Portfolio as being eligible for the dividends received deduction.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

   Ordinary income dividends received by an individual shareholder from a regulated investment company such as your Portfolio are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Portfolio itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The Portfolios will provide notice to its Unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for these capital gains tax rates.

   In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Portfolio securities when you redeem Units. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.

   Deductibility of Portfolio Expenses. Generally, expenses incurred by your Portfolio will be deducted from the gross income received by your Portfolio and only your share of the Portfolio's net income will be paid to you and reported as taxable income to you. However, if the Units of your Portfolio are held by fewer than 500 Unitholders at any time during a taxable year, your Portfolio will generally not be able to deduct certain expenses from income, thus resulting in your reported share of your Portfolio's taxable income being increased by your share of those expenses, even though you do not receive a corresponding cash distribution. In this case you may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the stock selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Dow Jones Select Microcap Enhanced Index Strategy Portfolio will pay license fees to Dow Jones & Company, Inc. and Horizon Investment Services, LLC for use of certain service marks and other property.

OTHER MATTERS
--------------------------------------------------------------------------------


   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.


   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549.



TABLE OF CONTENTS
--------------------------------------------------------------------------------

          Title                                   Page


   The Dow Jones Select Microcap Enhanced
      Index Strategy Portfolio.................     2
   Developing Technologies Portfolio...........     8
   Mid Cap Strategy Portfolio..................    11
   Small Cap Strategy Portfolio................    17
   "SMID" Strategy Portfolio...................    24
   Notes to Hypothetical Performance Tables....    30
   Notes to Portfolios.........................    30
   Report of Independent Registered
      Public Accounting Firm...................    31
   Statements of Condition ....................    32
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-3
   Public Offering.............................   A-5
   Retirement Accounts.........................  A-11
   Fee Accounts................................  A-11
   Rights of Unitholders.......................  A-11
   Portfolio Administration....................  A-15
   Taxation....................................  A-17
   Portfolio Operating Expenses................  A-19
   Other Matters...............................  A-20
   Additional Information......................  A-20


--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO718

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                NOVEMBER 27, 2007

                     The Dow Jones Select Microcap Enhanced
                         Index Strategy Portfolio 2008-1

                    Developing Technologies Portfolio 2008-1

                        Mid Cap Strategy Portfolio 2008-1

                       Small Cap Strategy Portfolio 2008-1

                        "SMID" Strategy Portfolio 2008-1




                              Van Kampen Funds Inc.



               Please retain this prospectus for future reference.



Van Kampen
Investments




                             Information Supplement


                       Van Kampen Unit Trusts, Series 718


--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                         Page


                           Risk Factors                     2
                           The Index                        8
                           Sponsor Information              9
                           Trustee Information              9
                           Taxation                        10
                           Portfolio Termination           12





Van Kampen
Investments




RISK FACTORS

   Price Volatility. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall. Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Foreign Stocks. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   Foreign Currencies. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   Consumer Product and Retail Issuers. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


   Financial Services Issuers. Certain Portfolios may invest significantly in financial services companies. An investment in Units of these Portfolios should be made with an understanding of the problems and risks inherent in the financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.


   Health Care Issuers. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

   Technology Issuers. Certain Portfolios invest significantly in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Small-cap and Micro-cap Companies. While historically small-cap and micro-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap and micro-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

   The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

   Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEX

   The Dow Jones Select MicroCap Index. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly. Dow Jones' only relationship to the Portfolio is the licensing of certain trademarks, trade names and service marks of Dow Jones and the Dow Jones Select MicroCap Index, which are determined, composed and calculated by Dow Jones without regard to the Portfolio. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolio into consideration in determining, composing or calculating the Dow Jones Select MicroCap Index. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be issued or in the determination or calculation of the equation by which the Portfolio are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolio.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES SELECT MICROCAP INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES SELECT MICROCAP INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABLILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES SELECT MICROCAP INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIO.

SPONSOR INFORMATION


   Van Kampen Funds Inc. is the Sponsor of the Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that services more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $120 billion under management or supervision as of July 31, 2007. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking securities, investment management and wealth management services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of July 31, 2007, the total stockholders' equity of Van Kampen Funds Inc. was $318,237,422 (unaudited). (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 12217, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Portfolios. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by the Portfolios. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

   The Portfolios intend (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of a Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of a Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which a Portfolio controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

   As a regulated investment company, a Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, a Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, the Portfolios intend to make its distributions in accordance with the calendar year distribution requirement. Further, if a Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

   If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

   If your Portfolio is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") from a U.S. tax perspective. In such circumstances, your Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If your Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. Your Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. Your Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, your Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 45 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENTS

   This Amendment to the Registration Statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants and legal counsel

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     2.2 License and Consulting Agreement. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 456 (File No. 333-117506) dated August 31, 2004, Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005, Van Kampen Unit Trusts, Series 507 (File No. 333-124658) dated May 19, 2005 and Van Kampen Unit Trusts, Series 581 (File No. 333-132433) dated May 30, 2006.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.3  Opinion of counsel as to the Trustee and the Trust.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent registered public accounting firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 593 (file No. 333-129793) dated January 18, 2006.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 596 (file No. 333-134376) dated July 10, 2006.




                                   SIGNATURES

   The Registrant, Van Kampen Unit Trusts, Series 718, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473, Series 486, Series 522, Series 573, Series 596, Series 615, Series 639, Series 664, Series 684 and Series 711 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 718 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 27th day of November, 2007.

                                              Van Kampen Unit Trusts, Series 718
                                                        By Van Kampen Funds Inc.


                                                          By /s/ JOHN F. TIERNEY
                                                       -------------------------
                                                              Executive Director

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 27, 2007, by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Michael P. Kiley                    Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                             /s/ John F. Tierney
                                                              ------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.